

December 7, 2010

Law Debenture Corporate Services Inc.
As agent for LDK Solar Co., Ltd.
400 Madison Avenue, 4th Floor
New York, New York 10017

> **Re: LDK Solar Co., Ltd.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed November 24, 2010 and amended December 3, 2010**
> **File No. 022-28946**

Ladies and Gentlemen:

We have limited our review of the above application for qualification to those issues we have addressed in our comment.

1.   We note the comments on your Schedule TO-I that were issued on December 6, 2010. Please confirm that you will resolve all comments on your Schedule TO-I prior to requesting acceleration of the effective date of your application for qualification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the application to be certain that the application includes all information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending application for qualification, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the application effective, it does not foreclose the Commission from taking any action with respect to the application;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the application effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the application; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the application for qualification as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939, the Securities Act of 1933, and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above application for qualification. Please allow adequate time for us to review any amendment prior to the requested effective date of the application.

Please contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile):   Edward D. Ricchiuto, Esq. — Sidley Austin LLP